EXHIBIT 99.1

Caledonia Mining Corporation Plc: Cap and collar hedging contract over a portion of 2022 gold production

ST HELIER, Jersey, Feb. 24, 2022 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) has entered into a zero cost contract to hedge approximately 25% of 2022 target gold production at Blanket via a cap and collar hedging contract for 20,000 ounces of gold over a period of 5 months from March to July 2022.

The hedging contract has a cap of $1,940 and a collar of $1,825, meaning that, for the 4,000 ounces of gold per month for the period, Caledonia will receive an effective gold price per ounce of not less than $1,825 or greater than $1,940 and will receive an effective spot gold price between these two levels.

Commenting on the announcement, Caledonia’s Chief Executive Officer Steve Curtis said:

“Hedging gold production is not an easy decision for a gold miner as investors usually wish to maximise exposure to gold price upside. However, given the fact that our capital expenditure phasing is heavily weighted towards the first half of 2022 as we ramp up gold production, the board considered it prudent to take advantage of the current strong gold price to protect the balance sheet during this phase of higher capital investment with a five-month hedging arrangement over a portion of our production.”

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793
WH Ireland Adrian Hadden/ Andrew De Andrade	Tel: +44 20 7220 1751
Blytheweigh Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.